DISTRIBUTION & REPRESENTATION AGREEMENT

THIS AGREEMENT made as of the 19th day of November, 2003.

BETWEEN:

RESIN SYSTEMS INC.
(the "Supplier")

- and -

R.R. INTERIOR POWER & ELECTRIC LTD.
(the "Distributor")

RECITALS:

(a) the Supplier designs, manufactures and supplies the Products;

(b) the Distributor wishes to distribute such Products in the Territory;

(c) the Supplier desires to appoint the Distributor and the Distributor desires to become an exclusive distributor and non-exclusive installer of the Products in the Territory;

NOW THEREFORE, in consideration of the terms and conditions of this Agreement, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETAION

Section 1.1   Definitions
In this Agreement, unless otherwise provided, the following terms shall have the following meanings:

1.1.1   **"Agreement"** means this distribution & representation agreement, together with all schedules hereto and any amendments to or restatements of this distribution and representation agreement;

1.1.2   **"Business Day"** means a day other than Saturday, Sunday or any statutory holiday in the Province of Alberta;

1.1.3   **"Effective Date"** means the date of this Agreement stated on the first page;

1.1.4   **"Force Majeure"** has the meaning in Article 10;

1.1.5   **"Parties"** means the persons signing this Agreement and their approved successors and assigns and "Party" means any one of the Parties;

1.1.6   **"Products"** means composite utility poles and cross arms designed and manufactured by the Supplier which use or incorporate the Supplier Technology, and any other products related to the utility industry that the Parties may from time to time agree in writing to be considered "Products" for purposes of this Agreement;

1.1.7   **"Revisions"** means any and all modifications or other variations of any nature whatsoever to any of the Supplier Technology, and whether used with or substituted for any of the Supplier Technology. "Revise" means to make Revisions;

1.1.8   **"Sales Quota"** means the sales quota set forth in Schedule I to this Agreement, as may be amended from time to time by the written agreement of the Parties;

1.1.9   **"Specifications"** shall mean, with respect to the Products, those specifications agreed to by the parties at the time of purchase of the Products and set forth in the specifications sheet provided by the Supplier to the Distributor at the time of delivery of the Products to the Distributor;

1.1.10   **"Supplier Price"** means:

    1.1.10.1   for all composite utility poles up to and including 50 feet in length, the Total Cost, plus 15% markup on such Total Cost;

    1.1.10.2   for all composite utility poles in excess of 50 feet in length, the Total Cost, plus 30% markup on such Total Cost;

    1.1.10.3   for all other Products provided under this Agreement, not including those set forth in sections 1.1.10.1 and 1.1.10.2, the Total Cost, plus 30% markup on such Total Cost;

1.1.11   **"Supplier Technology"** means all Technology now or hereafter owned, possessed, acquired or created by the Supplier or which the Supplier has the right to use, including, without limitation, relating to the Products and any Revisions;

1.1.12   **"Technology"** means:

    1.1.12.1   all confidential or proprietary concepts, inventions, information, know-how and trade secrets whether or not patentable or copyrightable;

    1.1.12.2   all proprietary rights whether accruing by statute, by virtue of a confidential or fiduciary relationship or otherwise;

    1.1.12.3   all patents;

    1.1.12.4   all rights in and to any and all patent applications;

    1.1.12.5   all copyrighted and copyrightable material;

and shall include, without limitation, all divisions, continuations, renewals, reissues and extensions of the foregoing, and all documents, inventions, industrial designs, works, creations, algorithms, protocols, data, substances, assays, engineering and laboratory notebooks, drawings, specifications, materials, devices, equipment, prototypes, models and any other tangible manifestation of such proprietary and intellectual property rights and technical information which now exists or comes into existence;

1.1.13 **Term of this Agreement"** means the period of time that the Distributor has rights under this Agreement as specified in section 2.2 hereof, unless terminated earlier as provided in this Agreement;

1.1.14 **"Territory"** means all of British Columbia, the Northwest Territories and the Yukon;

1.1.15 **"Total Cost"** means the total actual auditable direct and proportionate indirect cost (including overhead) to the Supplier for producing, assembling, inspecting, warehousing and packaging of the Products; and

1.1.16 **"Trademarks"** means such trademarks and product names, owned by or which the Supplier has the right to use, that the Supplier directs that the Distributor and those claiming through the Distributor use hereunder in relation to the Products from time to time.

Section 1.2   Number and Gender
Words importing the singular number only in this Agreement shall include the plural number and vice versa and words importing one gender only in this Agreement shall include all genders and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise.

Section 1.3   Headings
The headings used in this Agreement are for ease of reference only and shall not affect the meaning of the interpretations of this Agreement.

Section 1.4   Effective Date
This Agreement shall commence as of the Effective Date.

ARTICLE 2
GRANT

Section 2.1   Distribution Rights
Subject to the terms and conditions of this Agreement, the Supplier hereby grants to the Distributor a non-assignable, non-transferable, non-sub-licensable right for the Term of this Agreement to:

2.1.1   on an exclusive basis with respect to the Territory, purchase Products from the Supplier and distribute, market, promote and sell Products in the Territory;

2.1.2   on a non-exclusive basis, install the Products under contracts in the Distributor's name or a designee of the Distributor and not on behalf of, or as agent of, or as partner of the Supplier;

2.1.3   at all such times as the Distributor has rights under section 2.1.1 above, on an exclusive basis (other than use by the Supplier and not in contravention of any other section of this Agreement), use the Trademarks in the Territory only in respect of the brochures and promotional materials provided by the Supplier to the Distributor, unless otherwise agreed to in writing between the Parties in conjunction with such marketing, promotion, distribution and sale of Products;

2.1.4   with the prior written permission of the Supplier, which may be unreasonably withheld, on a case by case, non-exclusive basis, sell Products outside the Territory.

The Supplier acknowledges and agrees that the grant of rights under section 2.1 of this Agreement shall be on a royalty-free basis, unless otherwise agreed in writing by the Parties.

Section 2.2   Term

Unless terminated earlier as provided in this Agreement, the term of this Agreement shall commence on the Effective Date and continue until December 31st, 2006, provided that this Agreement shall automatically renew for additional periods of one (1) year unless at least ninety (90) days prior to the expiry of the initial term or any renewal term, one party to this Agreement provides the other party to this Agreement with a written notice of non-renewal.

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ARTICLE 3
OBLIGATIONS

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Section 3.1   Obligations of the Supplier

3.1.1   The Supplier agrees that it will promptly execute and deliver to the Distributor, at the Distributor's request and Supplier's expense from time to time, such documents as the Distributor may reasonably require to evidence and give effect to the rights granted to the Distributor under this Agreement;

3.1.2   The Supplier agrees to provide the Distributor with such marketing materials and brochures, at the Supplier's cost, as are determined by the Supplier to assist the Distributor in marketing the Products;

3.1.3   The Supplier agrees, at its sole discretion, to refer any future Products installation contracts or installation enquiries in the Territory to the Distributor;

3.1.4   To meet all applicable regulatory requirements prior to delivery of the Products.

Section 3.2   Obligations of the Distributor

3.2.1   The Distributor agrees to, and shall:

3.2.1.1   use its best efforts to promote the sale of Products throughout the Territory and will use its best efforts to obtain orders for Products;

3.2.1.2   handle, transport, promote, demonstrate and sell Products only (i) in compliance with the rules, regulations and policies of applicable governmental and regulatory agencies and, unless otherwise specifically authorized in writing by the Supplier, industry and other standards organizations in or relevant to the Territory; (ii) in a manner so as to enhance the quality and prestige of Products and in a way not to disparage the image of the Supplier or Products;

3.2.1.3   follow any directions provided from time to time by the Supplier with respect to advertising of the Products and without limiting the foregoing, including the advertising of any limited warranties for the Products;

3.2.1.4   not reverse engineer or otherwise attempt to ascertain the Supplier Technology associated with or contained in the Products;

3.2.1.5   apply for and obtain, as required in the Territory, all licenses, permits and other authorizations in relation to the promotion, marketing and supply of Products;

3.2.1.6   immediately notify the Supplier in writing of any threatened litigation or claims known to the Distributor involving an alleged defect in Products or the Supplier Technology;

3.2.1.7   after the transfer of title as specified in this Agreement, obtain all required import permits and licenses for the Products, and pay all applicable customs duties and other related charges;

3.2.1.8   not do or omit to do anything in its use of Trademarks or other intellectual property rights relating to the Products, and without limiting the foregoing, including the Supplier Technology, which may or could adversely affect the validity thereof and this obligation shall survive termination of this Agreement or relevant elements thereof;

3.2.1.9   not deal in, use or expressly or by implication, provide rights to the Supplier Technology or Products, other than as specifically contemplated in this Agreement;

3.2.1.10   except to the extent specifically otherwise required by law, the Distributor confirms that it shall comply with all reasonable directions of the Supplier in relation to the use of Trademarks;

3.2.1.11   not make or allow to be made any representations or give any warranties to the potential detriment of the Supplier or the Products not specifically authorized in writing by the Supplier, including the Supplier's reputation or liability, beyond those contained in the documentation provided to the Distributor from or on behalf of the Supplier for such purpose;

3.2.1.12   not modify or alter the Products in any manner whatsoever without the prior written consent of the Supplier, except those modifications in accordance with the Supplier's written specifications and authorized procedures or instructions;

3.2.1.13   maintain, directly or indirectly, such product liability and other insurance with such reputable insurance companies as the Supplier may reasonably request, and shall provide the Supplier with a copy of their insurance policies;

3.2.1.14   keep separate and detailed accounts and records giving adequate details of all inquiries received and transactions conducted by the Distributor and separate files for vouchers, invoices and the like relevant to the Distributor's activities in respect of Products; and

3.2.1.15   provide the Supplier with sales, inventory, market share, customer names and such other reports as reasonably requested by the Supplier.

ARTICLE 4
PRICE AND COMMERCIAL TERMS OF PRODUCTS

Section 4.1   Cost of Products

The cost of Products to the Distributor shall be the Supplier Price. The Supplier reserves the right to increase prices by giving the Distributor at least ninety (90) days notice, but such cost increase will only occur if the Total Cost that comprises the Supplier Price increases and will not be due to any increase in the markup. These changes will be deemed accepted unless the Distributor objects in writing during the ninety (90) day notice period. If the Distributor objects, the Supplier will notify the Distributor whether the Supplier desires to: (i) continue to sell on the previous terms; or (ii) wishes to renegotiate the changes with the Distributor. During any negotiations, prices and terms will be those contained in the notice. If negotiations are not completed within fifteen (15) days after the ninety (90) day notice period has expired, either party may terminate this Agreement on written notice to the other party.

Section 4.2   Costs

Except as set forth elsewhere in the Agreement, all costs associated with distributing, marketing, promoting, selling, and delivering the Products to customers, and installing the Products, as the case may be, shall be the obligation of the Distributor.

Section 4.3   Supply of Products

The Supplier shall use reasonable efforts to supply the Products in the manner agreed to under this Agreement insofar as not prevented or hindered by the occurrence of Force Majeure. In the event of Force Majeure, the Supplier agrees to use its reasonable commercial efforts to fill the Distributor's orders on a fair priority basis with orders of other customers.

Section 4.4   Separate Orders

Each shipment which the Supplier shall make in response to the Distributor's orders for Products shall be regarded as a separate contract of sale under the terms and conditions of this Agreement notwithstanding the standard or other wording of any such orders, unless specific variations to such terms and conditions are specifically agreed to by the Supplier in writing.

Section 4.5   Delivery of Products

All Products shall be available at the Supplier's specified warehouse in accordance with a delivery schedule to be agreed to by the Parties at the time of order. The Distributor shall be responsible for arranging and paying for all shipping, handling and insurance charges on the Products, and without limiting the foregoing, including all import duties and any taxes associated with the purchase or shipment of the Products.

Section 4.6   Title, Risk of Loss

Title and risk of loss or damage to the Products supplied by the Supplier under this Agreement shall transfer to the Distributor upon delivery of the Products as set forth in section 4.5.

Section 4.7   Inspection
4.7.1   Upon receipt of the Products, the Distributor shall have thirty (30) Business Days to inspect and test such Products for conformance to the Specifications (the "Inspection Period"). If testing reveals that any of the Products do not meet Specifications, the

Distributor shall notify the Supplier by written notice (the "Rejection Notice") within the Inspection Period of such rejection (specifying the nature of such non-conformance) if any of such Products do not conform to the Specifications. Subject only to any warranties specifically provided in this Agreement, orders shall be regarded as accepted by the Distributor where the Supplier does not receive properly given written notice of such rejection within the Inspection Period;

4.7.2   Upon receipt of the Rejection Notice, the Supplier shall test the Products. If the Supplier's tests confirm that the Products do not meet specifications, then the Supplier shall replace the non-conforming elements of the shipment as soon as possible at no additional cost to the Distributor.

Section 4.8   Payment

Except to the extent otherwise specifically provided herein or agreed in writing by the Parties hereafter, payments (as specified in the applicable purchase order) in respect of any Products provided by or on behalf of the Supplier shall be due in Canadian dollars within forty-five (45) days of the date specified in section 4.5 for pick up of the Products by the Distributor, regardless of whether the Distributor has picked up the Products (provided such failure to pick up the Products is not due to the failure of the Supplier to have the Products ready and available for pick up on the date specified). Upon pick up of the Products by the Distributor, the Supplier shall provide the Distributor with an invoice. If the Distributor fails to pay any amount properly owing to the Supplier under this Agreement within such period, then in addition to any other rights of the Supplier under this Agreement, the Distributor agrees to pay interest at a rate of one (1.0%) per cent per month simple interest for an annual rate of (12%) on the balance outstanding over forty-five (45) days.

Section 4.9   Resale Prices

The Distributor may resell Products at such prices as the Distributor, in its sole discretion, determines are reasonable under the competitive conditions of the market in the Territory.

Section 4.10   Special Provision

Notwithstanding anything else in this Agreement, the Supplier agrees to provide the Distributor between January 1st, 2004 and July 31st, 2004 with 1,500 composite utility poles that shall meet the industry standards for the Territory (the "Consigned Product") to be delivered pursuant to the Supplier's production schedule on a consignment basis on the terms and provisions set out in this section 4.10:

4.10.1. The Distributor shall hold the Consigned Product at its warehouse in trust as bailee for the Supplier in accordance with the terms and conditions of this Agreement;

4.10.2. Until sold in accordance with this Agreement, title to the Consigned Product shall remain vested in the Supplier;

4.10.3. The Distributor shall exercise the same degree in storing and caring for the Consigned Product as a reasonable and prudent person would exercise in storing and caring for its own goods;

4.10.4. All the Consigned Product in the custody of the Distributor shall be stored so as to keep them identifiable at all times;

4.10.5. The risk of any theft, loss, damage or destruction of the Consigned Product while it is in the custody of the Distributor shall be the responsibility of the Distributor;

4.10.6. Within forty-five (45) days of a sale being made of the Consigned Product, the Distributor shall pay the Supplier Price relating to the Consigned Product to the Supplier;

4.10.7. At any time during the period between January 1st, 2004 and December 31st, 2004, the Supplier with the consent of the Distributor, which consent shall not be unreasonably withheld, conditioned or delayed, shall have the right to retrieve any unsold Consigned Product from the Distributor, and will replenish such Consigned Product that has been removed within a timeframe that the Distributor has been advised of prior to such removal. The Distributor shall assist the Supplier in whatever reasonable means are requested by the Supplier to accomplish the retrieval at the Supplier's expense (provided such expense is not due to the actions of the Distributor in contravention of any of the terms of this Agreement, in which case the Distributor shall be responsible for all such expenses) of such Consigned Product;

4.10.8. The Supplier may sell any of the Consigned Product removed pursuant to section 4.10.7 in any other location, other than the Territory;

4.10.9. The Distributor agrees to:

4.10.9.1. defend at the Supplier's expense (provided such expense is not due to the actions of the Distributor in contravention of any of the terms of this Agreement, in which case the Distributor shall be responsible for all such expenses) the Consigned Product against the claims and demands of all other parties claiming to have an interest therein;

4.10.9.2. not assert against the Supplier or any person claiming under the Supplier any claim to or right of ownership or lien in or upon the Consigned Product, or create or purport to create any mortgage, charge, lien, security interest or other encumbrance upon the Consigned Product or any part thereof in favour of any other person;

4.10.9.3. from time to time upon request by the Supplier to execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such further acts, deeds, mortgages, transfers and assurance in law as the Supplier shall require:

4.10.1.1.1 to perfect the rights of the Supplier in or on all or part of the Consigned Product; or

4.10.1.1.2 to carry into effect the intentions of the Parties as set out in this Agreement.

4.10.10 The balance of the inventory of the Consigned Product held by the Distributor pursuant to this section 4.10 on December 31st, 2004 shall be invoiced to the Distributor on January 1st, 2005 and the Distributor shall have thirty (30) days to make payment on the terms and conditions set out in this Agreement;

4.10.11 All Consigned Product sold shall be counted when determining if the Distributor has met his Sales Quota.

4.10.12 All terms of this Agreement shall apply to this section 4.10 concerning consignment, except where such application would result in a conflict or inconsistency with the express terms of this section 4.10 in which case the terms of this section 4.10 shall apply.

ARTICLE 5
WARRANTIES & WAIVER OF LIABILITY

Section 5.1   Supplier's Warranties. The Supplier represents and warrants for the benefit of the Distributor that:

5.1.1   all Products supplied by the Supplier to the Distributor shall conform at the time of receipt thereof by the Distributor to the Specifications;

5.1.2   all Products shall meet all industry and government standards for that Product as are specified in writing by the Supplier;

5.1.3   all Products delivered shall be free from any and all liens, charges and other encumbrances;

5.1.4   the warranties set forth in sections 5.1.1 and 5.1.2 cover the replacement and reasonable delivery cost of such Products only;

5.1.5   the only remedy of the Distributor for the warranty set forth in section 5.1.3 shall be repayment of the purchase price and reasonable delivery costs paid by the Distributor to the Supplier for the Products, provided that the Distributor ships the Products back to the Supplier in the same condition as they were delivered to the Distributor;

Section 5.2   Waiver of Liability.
5.2.1   the warranties set forth in sections 5.1.1 and 5.1.2 cover the replacement and reasonable delivery cost of such Products only;

5.2.2   the only remedy of the Distributor for the warranty set forth in section 5.1.3 shall be repayment of the purchase price and reasonable delivery costs paid by the Distributor to the Supplier for the Products, provided that the Distributor ships the Products back to the Supplier in the same condition as they were delivered to the Distributor;

5.2.3   the Supplier shall not be liable to the Distributor for any direct, indirect, incidental, or consequential loss, damage, claims, actions, causes of action, expenses or costs of any kind whatsoever whether or not the Supplier is advised of the possibility of such losses, damage, claims, actions, causes of action, expenses or costs (and without limiting the foregoing, including loss of profits, loss of business income) and regardless of the form of action, whether in contract or in tort (including negligence) or under statue, common law or equity. Except as set out in this Article 5, the Supplier makes no other warranty, whether express or implied, including warranties of fitness for any particular purpose or otherwise;

5.2.4   the Supplier assumes no obligation or liability for any technical advice furnished by the Supplier with reference to the use of the Products or results obtained other than such advice with respect to the Products that have been provided in writing by the

Supplier to the Distributor and marked in bold that it may be relied on by the Supplier. The provisions of sections 5.2.1 and 5.2.3 above shall also apply to any such technical material supplied by the Supplier to the Distributor in accordance with this section. No statements or recommendations contained in product literature are to be construed as inducements to infringe any relevant patent now or hereafter in existence. Any such statements, recommendations and technical advice furnished by the Supplier that do not comply with the above provisions shall not constitute a warranty which is expressly disclaimed, all such recommendations and advice being given and accepted at the Distributor's risk.

ARTICLE 6
CONFIDENTIALITY

Section 6.1   Confidentiality
The Parties to this Agreement recognize that from time to time one Party may disclose (the "Disclosing Party") to the other Party (the "Receiving Party") information which is of a confidential nature ("Confidential Information") and it is therefore agreed that:

6.1.1   except as otherwise specifically provided for in this Agreement, all Confidential Information of the Disclosing Party shall be held in strict confidence by the Receiving Party and the Receiving Party shall employ or cause to be employed diligent efforts and reasonable care in order to ensure that such Confidential Information is not made available to any third party, excepting only as required under this Agreement or to the directors, officers, employees, agents and consultants of the Receiving Party whose duties require disclosure of the same and then (in any such case) only if the parties to whom such Confidential Information is being disclosed have given to each of the Parties to this Agreement an enforceable undertaking (in form acceptable to each of the parties to this Agreement) not to disclose such Confidential Information to any other party;

6.1.2   subject to section 6.1.3 of this Agreement, Confidential Information which is in the public domain at the time of disclosure or which the recipient can demonstrate based on written records was lawfully already in its possession prior to its disclosure under this Agreement or which is obtained by any party to this Agreement from a third party without obligation of confidence (provided, however, that such third party has no obligation of confidence to the other Party hereto) or which becomes public knowledge otherwise than through the fault of the Receiving Party or any of the Receiving Party's directors, officers, agents, consultants, servants or employees, shall be deemed to be in the public domain and accordingly section 6.1.1 of this Agreement shall not apply to such portion of the Confidential Information which has been so obtained or which has become public knowledge;

6.1.3   Confidential Information which is specific shall not be deemed to be within the public domain merely because it is embraced by general knowledge in the public domain. Further, any Confidential Information dealing with any combination of features of a specific matter shall not be deemed to be within the public domain, unless the combination of features and the principle of operation are in the public domain;

6.1.4   each Party to this Agreement shall, upon the termination of this Agreement, return all Confidential Information to the owner of such Confidential Information with a written undertaking that no copies or duplicates have been retained;

6.1.5   each of the Parties to this Agreement acknowledges that the other Party to this Agreement would suffer irreparable harm as a result of the breach of any of the non-disclosure and confidentiality obligations set forth in this section 6.1 and that legal remedies are inadequate; therefore, each of the parties to this Agreement agrees that, in addition to any damages and other remedies that the other party to this Agreement may be entitled to as a result of such a breach, the other party to this Agreement shall be entitled to an order from a court of competent jurisdiction restraining such party from breaching or continuing to breach any of the provisions of this section 6.1; and

6.1.6   the covenants of the Parties under this section 6.1 shall continue in full force and effect notwithstanding the termination of this Agreement by effluxion of time or otherwise.

Section 6.2   Exceptions to Confidentiality Obligations
The obligations of confidentiality set forth in section 6.1 of this Agreement shall not apply to any information to the extent that such information:

6.2.1   is required to be disclosed by law or by order of a court of law or appropriate government agency or regulatory authority of competent jurisdiction;

6.2.2   has been approved for publication by the parties to this Agreement; or

6.2.3   is Products related information which is reasonably required to be disclosed by the Supplier in connection with marketing activities.

With regard to the foregoing, the parties to this Agreement shall strive to obtain confidential treatment of information disclosed under this section 6.2, where available.

Section 6.3   No Disclosure
Except as required by law, the Parties agree that the existence of this Agreement and the contents of this Agreement shall not be disclosed to any third party without the prior written consent of the other Party except that it may be disclosed to the following, subject to the agreement to maintain the contents of this Agreement in confidence: (i) directors, officers, employees of either of the Parties who have a need to know; (ii) the advisors, consultants or agents of either Party who have a need to know; (iii) applicable governmental regulatory agencies.

ARTICLE 7
INDEMNITY

Section 7.1   Indemnification by the Distributor
The Distributor shall indemnify and hold the Supplier and its officers, directors, employees, agents, insurers and their successors and assigns (collectively, the "Supplier Indemnitees"), free and harmless from any and all claims, demands, liabilities, losses, actions or causes of actions, and any and all expenses associated therewith (including, without limiting the generality of the foregoing, reasonable defence costs and lawyer's fees on a solicitor and his own client basis), arising out of or in connection

with, or which are the result of, or are otherwise related to: (i) any act or omission of the Distributor under this Agreement; (ii) the Distributor's non-compliance with any applicable laws or regulations; (iii) the installation by the Distributor of any of the Products for itself or a third party; or (iv) any failure of the Distributor to perform, in whole or in part, any of its obligations hereunder.

Section 7.2   Indemnification by the Supplier
Subject to Article 5, the Supplier shall indemnify and hold the Distributor and its officers, directors, employees, agents, insurers and their successors and assigns (collectively, the "Distributor Indemnitees"), free and harmless from any and all claims, demands, liabilities, losses, actions or causes of actions, and any and all expenses associated therewith (including, without limiting the generality of the foregoing, reasonable defence costs and lawyer's fees on a solicitor and his own client basis), arising out of or in connection with, or which are the result of, or are otherwise related to: (i) any act or omission of the Supplier under this Agreement; (ii) the Supplier's non-compliance with any applicable laws or regulations; or (iii) any failure of the Supplier to perform, in whole or in part, any of its obligations hereunder.


ARTICLE 8
INSURANCE


Section 8.1   Insurance
Subject to adjustment as hereinafter provided, the Distributor shall at its sole cost and expense, procure and maintain policies of commercial general liability insurance in amounts of not less than $2,000,000 per incident and $4,000,000 annual aggregate and naming the Supplier and its directors, officers, employees, consultants, affiliates and agents as additional insureds. Such commercial general liability insurance shall, among other things, provide (a) contractual liability coverage for the Distributor's indemnification under section 7.1 of this Agreement; and (b) all risk property damage insurance covering the full replacement value of the Products. The minimum amounts of insurance coverage required under these provisions shall not be construed to create a limit of the Distributor's liability with respect to its indemnification obligation under section 7.1 of this Agreement. The Distributor and the Supplier agree to review on the anniversary of the Effective Date the adequacy of the insurance requirements set forth in this section 8.1 in the then current circumstances and to revise such requirements where appropriate, acting reasonably, to conform with the then current industry norms.

Section 8.2   Notice of Insurance
The Distributor shall provide the Supplier with written evidence of such insurance upon request of the Supplier. The Distributor shall provide the Supplier with written notice at least forty-five (45) days prior to the cancellation, non-renewal or material change in such insurance. If the Distributor does not obtain replacement insurance providing comparable coverage within such forty five (45) day period, the Distributor shall notify the Supplier and the Supplier shall have the right to either waive the insurance requirements set forth in section 8.1 of this Agreement or terminate this Agreement immediately upon written notice to the Distributor.


ARTICLE 9
TERMINATION


Section 9.1   Events of Termination
This Agreement may be terminated in its entirety effective on written notice to that effect:

9.1.1   by either Party, at its discretion upon the occurrence of any one or more of the following events of default in respect of the other Party:

9.1.1.1   such Party defaults in the due and punctual payment of any amount payable under this Agreement, when and as due, and such default continues for a period of thirty (30) days after written notice thereof has been given to such Party;

9.1.1.2   such Party breaches any of the other terms and conditions of this Agreement, and such default continues for a period of thirty (30) days (or such longer period as the non-defaulting Party may agree to in writing) after written notice thereof has been given to such Party by the non-defaulting Party;

9.1.1.3   such Party ceases or threatens to cease to carry on business, or takes or threatens to take any action to liquidate its assets, or stops making payments in the usual course of business;

9.1.1.4   such Party makes or purports to make a general assignment for the benefit of creditors;

9.1.1.5   such Party institutes any proceedings under any statute or otherwise relating to insolvency or bankruptcy, or should any proceeding under any such statute or otherwise be instituted against such Party and not be dismissed or vacated within fifteen (15) days of the date of commencement of such proceeding;

9.1.1.6   a custodian, receiver, manager or any other person with like powers is appointed to take charge of all or any part of such Party's undertaking, business, property or assets;

9.1.1.7   an order is made or a resolution passed for the winding up or liquidation of such Party;

9.1.1.8   any representation or warranty made by such Party in this Agreement is breached or is false or misleading in any material respect.

9.1.2   by the written mutual agreement of the Parties.

9.1.3   by the Supplier, at its sole discretion, upon ninety (90) days written notice if the Distributor fails to achieve the Sales Quota for the period in question, provided the Supplier is able to manufacture and supply the Distributor with such Products, when required to pursuant to the terms of this Agreement to meet the quota.

9.1.4   by the Supplier, if the Supplier, in its sole discretion is unable to produce sufficient quantities of Products to meet the demand of the Distributor.

Section 9.2   Consequences on Termination
On termination of this Agreement, the Distributor shall have the following obligations, and the Supplier the following rights, with respect to the Products for which rights terminate under this Agreement:

9.2.1 Tangible Elements
The Distributor shall have the obligation to return to the Supplier all the Supplier Technology and Products within the Distributor's possession, custody or control within thirty (30) days following written demand therefor by the Supplier and the Supplier shall pay the Distributor for such Products the amount paid by the Distributor to the Supplier for such Products. The Supplier shall only be required to pay the Distributor for such Products that are returned to the Supplier in the same condition as they were originally delivered to the Distributor;

9.2.2 Intangible Elements
The Distributor shall promptly provide to the Supplier all information, including all information utilized by the Distributor to market and sell the Products and all current information required to be kept under Article 6 hereof;

9.2.3 Surviving Provisions
The Parties shall have the continuing obligation to abide by the provisions of this Agreement which expressly or by reasonable implication survive termination, and without limiting the foregoing, including those relating to payment, confidentiality, waiver of liability, indemnification and Article 11, except as otherwise specifically agreed to in writing.

Section 9.3   Further Dealings
If the Parties continue dealing in relation to Products after the Term of this Agreement, the terms of this Agreement shall continue to govern such dealing, on a month to month basis, except that the Distributor shall have no right to make further orders under this Agreement.


ARTICLE 10
FORCE MAJEURE: FAILURE TO SUPPLY


Section 10.1   Force Majeure
If either party to this Agreement is prevented from complying, either totally or in part, with any of the terms or provisions of this Agreement by reason of fire, flood, storm, strike, lockout or other labour trouble, riot, war, rebellion, accidents, acts of God, or any other cause or casualty beyond its control, whether similar to the foregoing matters or not, the party so prevented from complying shall, as soon as practicable, notify the other party in writing of the circumstances and the covenants and obligations under this Agreement which may be affected, and to the extent so affected, the failure to observe or perform such covenants or obligations shall be deemed not to be a breach of such covenants or obligations, provided that neither party shall be entitled to the benefit of the provisions of this section 10.1 under any or all of the following circumstances:

10.1.1   to the extent that the failure was caused by the contributory negligence of the party claiming suspension;

10.1.2   if the failure was caused by lack of funds.

The party claiming suspension shall give notice as soon as possible after the force majeure condition shall have been remedied, to the effect that the same has been remedied and that such party has resumed, or is then in a position to resume, the performance of its covenants and obligations under this Agreement. No party shall be entitled to claim suspension or otherwise rely on this section 10.1

for a period of more than one hundred twenty (120) days in any calendar year.

ARTICLE 11
GENERAL PROVISIONS

Section 11.1   Entire Agreement and Amendments

The Parties acknowledge that this Agreement sets forth the entire agreement and understanding of the Parties and supersedes all prior written or oral agreements or understandings with respect to the subject matter hereof. No modification of any of the terms of this Agreement, or any amendments thereto, shall be deemed to be valid unless in writing and signed by an authorized agent or representative of both Parties. No course of dealing or usage of trade shall be used to modify the terms and conditions herein.

Section 11.2   Assignment

This Agreement shall not be assigned by the Distributor without the prior written consent of the Supplier, which consent may be arbitrarily withheld. This Agreement shall be assignable by the Supplier. Subject to the foregoing, this Agreement shall be binding upon the Supplier, the Distributor, and any of their respective successors and permitted assigns.

Section 11.3   Further Documents

Each of the Parties to this Agreement shall at the request of any other Party hereto execute and deliver any further documents and do all acts and things as that Party may reasonably require to carry out the true intent and meaning of this Agreement.

Section 11.4   No Waiver

None of the provisions of this Agreement shall be considered waived by any Party unless such waiver is agreed to, in writing, by authorized agents of both Parties. The failure of a Party to insist upon strict conformance to any of the terms and conditions hereof, or failure or delay to exercise any rights provided herein or by law shall not be deemed a waiver of any rights of any Party.

Section 11.5   Notices

Unless otherwise provided, all notices provided for herein shall be in writing, and shall be considered as properly given only if actually received by delivery or fax at the address or fax number, respectively, to which it is sent. The addresses and fax numbers to which notices may be sent to the Parties are as follows:

    the Supplier:
        14604 – 115 A Avenue
        Edmonton, AB T5M 3C5

        Telephone: (780) 482-1953
        Facsimile: (780) 452-8755

the Distributor:
    Box 4104
    Williams Lake, BC V2G 2V2

    Telephone: (250)   392-4102
    Facsimile: (250)   392-1983

All notices shall be effective on the date of actual delivery of the notice or the day of actual receipt of the notice by fax. Each Party may change its address or fax number by notice to the other Party.

Section 11.6 Canadian Dollars
Any reference in this Agreement to dollars shall be in Canadian dollars.

Section 11.7 Arbitration
At any time while this Agreement and any of its provisions are enforced, should any dispute, difference of opinion, computation, or question arise among the Parties touching this Agreement or any part thereof which cannot be resolved by the provisions hereof or by the agreement of the Parties, then such dispute, difference of opinion, computation, or question shall be arrived at and settled by arbitration as herein provided. Any Party may initiate arbitration proceedings by sending a notice requesting arbitration to the other Party. The Parties shall retain a sole arbitrator agreed upon by them or chosen pursuant to the provisions of the *Arbitration Act* (Alberta). The decision or evaluation arrived at by such single arbitrator shall be binding and there shall be no appeal therefrom. Such single arbitrator shall have all the powers given to him by legislation of the Province of Alberta respecting private arbitrations and may at any time proceed in such a manner as he may see fit on such notice as he may deem reasonable and in the absence of any Party if such Party fails to attend. The cost of the arbitration shall be borne by the Parties thereto in equal portions.

Section 11.8 Severability
In the event that any term or provision of this Agreement shall violate any applicable statute, ordinance, or rule of law in any jurisdiction in which it is used, or otherwise be unenforceable, such provision shall be ineffective to the extent of such violation without invalidating any other provision hereof.

Section 11.9 Independent Contractors
The Parties are independent contractors and nothing in this Agreement shall be construed as establishing or implying any partnership or joint venture between the Parties, or to constitute either of the Parties hereto as the agent of the other Party for any purpose without, in each case, obtaining the other Party's prior written consent. The Distributor will make it clear in its dealings with third parties that it is acting as a principal and not as an agent.

Section 11.10 Headings
The headings used in this Agreement are for convenience only and are not part of this Agreement.

Section 11.11 Laws
This Agreement is subject to and shall be governed by the laws of the Province of Alberta without giving effect to the choice of laws provisions thereof and the Parties agree to irrevocably attorn to the jurisdiction of the courts of Alberta and agree that any proceedings taken in respect of this Agreement shall be taken in such courts and in no other.

Section 11.12 Counterparts

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This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original but such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

RESIN SYSTEMS INC.   R.R. INTERIOR POWER & ELECTRIC LTD.



Per:_____   Per:_____ President.



Per:_____   Per:_____

As per final Agreement of November 19 /2003

⑰

SCHEDULE I
SALES QUOTA

1. For the period commencing on the Effective Date of this Agreement up to and including December 31st, 2004:

    $3,000,000 CDN in sales of the Products by the Distributor to customers as set forth in the invoice from the Distributor to the customer, excluding any amounts set forth in the invoice for GST, taxes, customs, duties, import permits, shipping charges and other related charges that the customer is to pay for.

2. For the period commencing January 1st, 2005 up to and including December 31st, 2005:

    $4,000,000 CDN in sales of the Products by the Distributor to customers as set forth in the invoice from the Distributor to the customer, excluding any amounts set forth in the invoice for GST, taxes, customs, duties, import permits, shipping charges and other related charges that the customer is to pay for.

3. For the period commencing January 1st, 2006 up to and including December 31st, 2006.

    $5,000,000 CDN in sales of the Products by the Distributor to customers as set forth in the invoice from the Distributor to the customer, excluding any amounts set forth in the invoice for GST, taxes, customs, duties, import permits, shipping charges and other related charges that the customer is to pay for.

*All such sales quotas shall be in force, provided the Supplier is able to manufacture and supply the Distributor with such Products, when required to pursuant to the terms of this Agreement to meet the quota.